UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 27, 2021 (December 23, 2021)

CF ACQUISITION CORP. V

(Exact name of registrant as specified in its charter)

Delaware	001-39953	85-1030340
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

110 East 59th Street, New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	CFFVU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	CFV	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	CFFVW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

As previously disclosed, on July 5, 2021, CF Acquisition Corp. V, a Delaware corporation (“CF V”) entered into an Agreement and Plan of Merger (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) with Satellogic Inc. (“PubCo”), Nettar Group Inc., (the “Company”) and certain other parties thereto. Pursuant to the Merger Agreement , among other things, CF V and the Company will become direct, wholly owned subsidiaries of PubCo. The transactions contemplated by the Merger Agreement are referred to as the “Business Combination”.

Columbia Loan Extension

On December 23, 2021, the Company entered into Amendment No. 2 to Loan and Security Agreement (the “Amendment”) which amends the Loan and Security Agreement, dated as of March 8, 2021 (the “Columbia Loan Agreement”), by and between the Company and Columbia River Investment Limited (the “Columbia River”). The Amendment, among other things, (i) extends the date on which the Company is required to pay all amounts due under the Columbia Loan Agreement from December 31, 2021 (if the Business Combination closes on or prior to December 31, 2021) to January 15, 2022 (if the Business Combination closes on or prior to December 31, 2021 and the aggregate redemptions by the stockholders of CF V exceed 50% of the amount in the CF V’s trust account), or a later date if mutually agreed to by the parties, (ii) extends the Perfection Date (as defined in the Columbia Loan Agreement) to the earlier of (a) January 15, 2022 and (b) the date the Company perfects the security interest on any collateral under its other indebtedness, and (iii) makes certain other conforming amendments.

The description of the Amendment contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Promissory Note

On December 23, 2021, the Company and Cantor Fitzgerald Securities, a New York general partnership (“CF Securities), entered into a Secured Promissory Note (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Note”) pursuant to which, CF Securities agreed to lend to the Company (i) $7,500,000 (the “Initial Loan”) and (ii) at the option of the Company, on or before June 30, 2022, up to an additional $7,500,000 if certain conditions are met including the Business Combination shall have been consummated, the Permitted Equity Issuance (defined below) shall not have been consummated, and Columbia River has agreed to certain amendments to the Columbia Loan Agreement including a further extension of the maturity date thereunder by at least an additional six months (the “Additional Loan” and together with the Initial Loan, the “Loans”).

The Loans will bear interest at a rate of 7.00% per annum provided that in the event that the Loans are paid in full simultaneously with the closing of the Business Combination with the proceeds of an equity issuance of at least $100 million (as described in the Note) that is consummated on or prior to the closing of the Business Combination (“Permitted Equity Issuance”), the Loans shall bear interest at a rate of 5.00% per annum. Interest is payable quarterly commencing on March 31, 2022.

The Note matures on the earlier of (i) December 23, 2022, (ii) the maturity date under the Columbia Loan Agreement, as it may be extended and (iii) the closing of the Business Combination, if the Permitted Equity Issuance is consummated on or prior thereto. The Company is required to repay all or a portion of the Note from the cash proceeds of any Permitted Equity Issuance or any other issuance of any equity interests in the Company as set forth in the Note (the “Mandatory Repayment”). The Company may prepay at any time upon notice all or any portion of the Note (a “Voluntary Prepayment”). In the event of a Mandatory Repayment or Voluntary Prepayment, the Company will be required to pay Lender a make-whole premium equal to the aggregate interest payments that would be due with respect to any repaid amounts through December 23, 2022 as if no such repayment had occurred at a rate of 7.00% per annum with respect to any Voluntary Prepayments and 5.00% per annum with respect to any Mandatory Repayment in connection with a Permitted Equity Issuance that is consummated on or prior to the closing of the Business Combination (or following the closing of the Business Combination, subject to a binding commitment in respect thereof received prior to such closing).

As a condition to the Initial Loan, PubCo and the Company agreed that all conditions to the closing of the Business Combination have been satisfied or waived, including the condition that requires that the Available Cash (as defined in the Merger Agreement) be no less than the Minimum Cash Amount (as defined in the Merger Agreement), but excluding the SPAC Stockholders’ Approval (as defined in the Merger Agreement). PubCo and the Company have also agreed to consummate the Merger Agreement within one day of CF V having obtained the approval of the Business Combination by its stockholders.

The Note includes customary representations, warranties and events of default. The Note also includes specified affirmative and negative covenants including an obligation to provide the Lender quarterly and annual financial statements within a certain period of time and limitation on debt incurrences, liens, restricted payments, dispositions and investments. The Note is secured by a security interest in certain assets of the Company and its subsidiaries. Upon the earlier of (a) the date of the closing of the Business Combination and (b) the date the Company’s presently outstanding convertible notes are paid and fully terminated, the Note will be secured by substantially all of the assets and equity interests of the Company and its subsidiaries.

The description of the Note contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Note, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between CF V, PubCo and the Company. In connection with the transaction described herein, CF V and/or PubCo has filed materials with the SEC, including an effective registration statement on Form F-4, which includes a proxy statement/prospectus. CF V and/or PubCo may also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF V are urged to read the F-4 Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF V through the website maintained by the SEC at www.sec.gov or by directing a request to CF V to 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com.

Participants in the Solicitation

CF V, PubCo and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF V’s stockholders in connection with the proposed transaction. Information about CF V’s directors and executive officers and their ownership of CF V’s securities is set forth in CF V’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the section entitled “Important Information and Where to Find It” above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF V, PubCo or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF V, PubCo and the Company. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CF V’s, the Company’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on various assumptions. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF V, PubCo and the Company. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CF V’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by CF V’s stockholders, the satisfaction of the minimum trust account amount following any redemptions by CF V’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the inability to complete the PIPE Investment, (v) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results and business generally, (vi) risks that the transaction disrupts current plans and operations of the Company, (vii) changes in the competitive and highly regulated industries in which the Company operates, variations in operating performance across competitors and changes in laws and regulations affecting the Company’s business, (viii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, (ix) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (x) the outcome of any legal proceedings that may be instituted against the Company, PubCo or CF V related to the Merger Agreement or the transaction, (xi) volatility in the price of CF V’s or any successor entity’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xiii) the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products or services, or experience significant delays in doing so, (xiv) the risk that the Company may never achieve or sustain profitability, (xv) the risk that the Company may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to the Company’s products and services, (xix) the risk that the Company is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq, NYSE or another stock exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CF V’s Registration Statement on Form S-1, the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by CF V, PubCo and/or or any successor entity of the transaction from time to time with the SEC (including CF V’s quarterly filings). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF V, PubCo and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CF V, PubCo or the Company give any assurance that any of CF V, PubCo or the Company will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Amendment No. 2 to Loan and Security Agreement dated December 23, 2021.

99.2	Promissory Note dated December 23, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CF ACQUISITION CORP. V

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

Dated: December 27, 2021

Exhibit 99.1

AMENDMENT NO. 2 TO LOAN AND SECURITY AGREEMENT

THIS AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Amendment”) is made effective as of December 23, 2021 (the “Effective Date”), by and among Columbia River Investment Limited, a British Virgin Islands company (“CRIL”), and Nettar Group Inc., a British Virgin Islands company (“Borrower”).

WHEREAS, Borrower and CRIL are parties to that certain Loan and Security Agreement dated as of March 8, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the “Loan Agreement”). Capitalized terms used but not defined in this Amendment shall have the meanings that are set forth in the Loan Agreement;

WHEREAS, in connection with the anticipated consummation of a Going Public Transaction in December 2021 the parties had previously amended the Loan Agreement on December 7, 2021; and

WHEREAS, the parties desire to further amend the Loan Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the terms and conditions set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and CRIL hereby agree as follows:

1. Section 1.1(c)(2) of the Loan Agreement is hereby amended and restated in its entirety and replaced with the following:

“(2) Mandatory Prepayment Upon Certain Transactions. Immediately following the consummation of a Change of Control Transaction, a Going Public Transaction, or an ICO Transaction, Borrower shall pay to CRIL an amount equal to the sum of all outstanding principal of the Loan plus accrued and unpaid interest thereon, unless agreed otherwise by CRIL in a signed written instrument; provided that in the case of the consummation of a Going Public Transaction that occurs during calendar year 2021 and in which stockholders of the SPAC exercise redemption rights with respect to an aggregate amount that exceeds 50% of the amount in the SPAC’s trust account, such payment to CRIL may at the election of the Company be made at any time on or prior to January 15, 2022.”

2. The definition of “Perfection Date” in Section 11.1 of the Loan Agreement is hereby amended and restated in its entirety and replaced with the following:

““Perfection Date” means January 15, 2022; provided, that the security interest of CRIL in the Collateral has not terminated pursuant to Section 2 hereof; and provided, further, that if Borrower perfects the security interest on any of the Collateral under any of the Note Purchase Agreements prior to January 15, 2022, Borrower shall simultaneously perfect CRIL’s security interest under this Agreement in the same manner, and in such case the Perfection Date shall mean the date such perfection occurs. Nothing in this definition modifies the obligation of the Company to prepay the Loan pursuant to Section 1.1(c)(2).”

3. The provisions contained in Section 8 (Notices), 9 (Choice of Law, Jury Trial Waiver), 10.7 (Counterparts), and 10.10 (Construction of Agreement) of the Loan Agreement are incorporated herein by reference to the same extent as if reproduced herein in their entirety (with any reference to “this Agreement” in such sections being deemed to refer to this Amendment).

(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

NETTAR GROUP INC.

By:	/s/ Emiliano Kargieman
Name:	Emiliano Kargieman
Title:	CEO

COLUMBIA RIVER INVESTMENT LIMITED

By:	/s/ David Wallerstein
Name:	David Wallerstein
Title:	Authorized Signatory

Exhibit 99.2

EXECUTION VERSION

SECURED PROMISSORY NOTE

New York, New York
$15,000,000.00	December 23, 2021

FOR VALUE RECEIVED, the undersigned, Nettar Group Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Maker”), hereby unconditionally promises to pay to Cantor Fitzgerald Securities, a New York general partnership (“Payee” and, together with the Maker, the “Parties”), on the Maturity Date (as defined below), in lawful currency of the United States of America, the lesser of (a) FIFTEEN MILLION U.S. DOLLARS ($15,000,000.00) and (b) the unpaid principal amount of all advances made by Payee to the Maker under this Note (the “Loans”), together with interest, accrued at the Interest Rate (as defined below), on the outstanding amount thereof, from the date hereof until such principal amount is paid in full. Interest will be calculated on the basis of a year of 360 days, and charged for the actual number of days elapsed.

1. DEFINITIONS

As used in this Note, the following terms shall have the following meanings:

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York and the British Virgin Islands are authorized or required by law to close.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles (including Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board), is or should be accounted for as a capital lease or finance lease on the balance sheet of that Person.

“Change of Control” means (a) the direct or indirect equity holders of the Maker as of the date hereof cease to directly or indirectly own or control more than fifty percent (50%) of the aggregate economic interests and ordinary Voting Power in the issued and outstanding equity interests of the Maker on a fully-diluted basis or (b) on and following the consummation of the Transactions, PubCo shall cease to beneficially own, directly or indirectly, 100% of the equity interests issued by the Maker; provided, that the consummation of the Transactions in accordance with the Merger Agreement shall not constitute a Change in Control.

“Collateral” means the Initial Collateral and, on and after the Springing Date, the Springing Collateral.

“Collateral Documents” means this Note and all instruments, documents and agreements delivered by the Maker pursuant to this Note or any of the other Loan Documents in order to grant to Payee, and perfect, a first priority Lien on any real, personal or mixed property of the Maker as security for this Note, each to be based on the collateral documents in respect of the Tencent Loan Agreement and otherwise in form and substance satisfactory to Payee.

“Convertible Notes” means Convertible Notes (as defined in the Merger Agreement).

“Copyrights” are any and all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret.

“Default” means any event or condition that, with the passage of time and/or the giving of notice, would become an Event of Default.

“Default Rate” means, at any time, a rate of interest equal to the sum of the Interest Rate in effect at such time plus 2.00% per annum.

“Disclosed Defaults” means the existing defaults under the Senior Indebtedness with respect to perfection of collateral disclosed in writing by the Maker to Payee on or before the date hereof.

“Disclosed Matter” means the existing dispute with respect to the Convertible Notes disclosed in writing by the Maker to Payee on or before the date hereof.

“Disqualified Equity Interest” means any equity interest which, by its terms (or by the terms of any security or other equity interest into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (i) matures or is mandatorily redeemable (other than solely for equity interests that are not otherwise Disqualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (ii) is redeemable or required to be repurchased at the option of the holder thereof or upon the happening or one or more certain events (other than solely for equity interests that are not otherwise Disqualified Equity Interests), in whole or in part, (iii) provides for scheduled payments or dividends in cash, or (iv) is or becomes convertible into or exchangeable for Indebtedness or any other equity interest that would constitute Disqualified Equity Interests, in each case, prior to the date that is ninety one days after the latest applicable Maturity Date as in effect on the date of the issuance of such equity interest, except, in the case of clauses (i) and (ii), if as a result of a change of control or asset sale, so long as any rights of the holders thereof upon the occurrence of such a change of control or asset sale event are subject to the prior payment in full of this Note (other than contingent indemnification obligations) and the termination of any remaining commitments.

“Governmental Authority” means any United States federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

“Indebtedness”, as applied to any Person, means, without duplication, (i) indebtedness for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes (including this Note), loan agreements or other similar instruments, including obligations so evidenced that are incurred in connection with the acquisition of property, assets or businesses; (ii) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with generally accepted accounting principles; (iii) notes payable and drafts accepted representing extensions of credit, regardless of whether representing obligations for borrowed money; (iv) any obligation owed for all or any part of the deferred purchase price of property or services, but excluding trade payables incurred in the ordinary course of business that are not outstanding more than 90 days from the invoice date or overdue by more than 60 days, unless such payables are being actively contested pursuant to appropriate proceedings; (v) indebtedness secured by a Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; (vi) the face amount of any letter of credit, bankers’ acceptances, bank guarantees, surety bonds, performance bonds, and similar instruments issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (vii) Disqualified Equity Interests; (viii) net obligations of such Person under any swap contract or hedging arrangement; provided, the amount of any net obligation under any swap contract or hedging arrangement on any date shall be deemed to be the swap or hedge termination value thereof as of such date, and (ix) guarantees and similar obligations in respect of any of the foregoing. The Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture other entity in which such Person is a general partner or a joint venturer.

“Initial Collateral” means any and all present and future right, title, and interest of the Maker and its Subsidiaries in and to the following, whether now owned or hereafter acquired, existing or arising, and wherever located: (a) all assets (other than the Pledged Equity) of the Maker and its Subsidiaries located in Uruguay; (b) all Intellectual Property owned by the Maker and each Subsidiary of the Maker; and (c) all equipment, all real estate assets and fixtures, and all other property or assets of the Maker and each Subsidiary of the Maker that are necessary or incidental to the exploitation of the satellite fleet of the Maker and its Subsidiaries, inclusive of the satellite fleet; provided, that in no event shall the Initial Collateral include the Initial Excluded Collateral at any time prior to the Springing Date.

“Initial Excluded Collateral” means any portion of the Initial Collateral described in clauses (a) through (c) of the definition thereof that exceeds substantially all the assets of the Maker at any time prior to the Springing Date.

“Intellectual Property” means, with respect to any Person, all of such Person’s right, title, and interest in and to the following: (a) its Copyrights, Trademarks and Patents; (b) any and all trade secrets and trade secret rights, including any rights to unpatented inventions, know-how, operating manuals; (c) any and all source code; (d) any and all design rights which may be available to such Person; and (e) all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents.

“Interest Payment Date” means each March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2022, and the final maturity date of this Note.

“Interest Rate” means a rate of interest equal to 7.00% per annum; provided, that in the event this Note is paid in full substantially simultaneously with the closing of the Transactions with the proceeds of any Permitted Equity Issuance that is consummated on or prior to the closing of the Transactions, the Interest Rate shall be 5.00% per annum.

“Loan Document” means any of this Note, the Collateral Documents and all other documents, instruments or agreements (including any specific subordination or intercreditor provisions therein) executed and delivered by the Maker for the benefit of Payee in connection herewith.

“Lien” means any security interest, pledge, charge, easement, restrictive covenant, assignment, hypothecation, attachment or any other encumbrance or adverse claim or transfer of any kind (or any agreement to enter into or create any of the foregoing) in respect of any property (or any portion thereof), or any interest in the Maker or its Subsidiaries.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, properties, assets or condition (financial or otherwise) of the Parent and its Subsidiaries, taken as a whole, (b) the ability of the Maker to comply with its obligations hereunder, (c) the legality, validity, binding effect, or enforceability against the Maker of a Loan Document to which it is a party, (d) the rights, remedies and benefits available to, or conferred upon, Payee under any Loan Document or (e) a Company Material Adverse Effect (as defined in the Merger Agreement).

“Maturity Date” means the date that is the earliest of (a) the one year anniversary of the date hereof (the “Scheduled Maturity Date”), (b) the maturity date under the Tencent Loan Agreement, as it may be amended as contemplated by Section 2.4 below or (c) the closing of the Transactions with the consummation of the Permitted Equity Issuance on or prior thereto.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of July 5, 2021, by and among Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“PubCo”), CF Acquisition Corp. V, a Delaware corporation (“SPAC”), Ganymede Merger Sub 1 Inc., Ganymede Merger Sub 2 Inc. and the Maker, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and hereof.

“Note” means this Secured Promissory Note.

“Patents” means all patents, patent applications and like protections including improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Permitted Equity Issuance” means the issuance of equity interests of the Maker to one or more third parties providing for immediate funding to the Maker of at least $100 million upon or prior to the closing of the Transactions (or following the closing of the Transactions, subject to a binding commitment in respect thereof received prior to such closing), the proceeds of which shall be used, among other things, to prepay the Tencent Loan Agreement and the Secured Obligations on a pro rata basis.

“Parent” means, prior to the consummation of the Transactions, the Maker, and as of and following the consummation of the Transactions, PubCo.

“Person” means any natural person, corporation, partnership, limited liability company, trust, joint venture, association, unincorporated organization or Governmental Authority.

“Pledged Equity” means any and all present and future right, title, and interest of the Maker and its Subsidiaries in and to the following, whether now owned or hereafter acquired, existing or arising, and wherever located: 100% of the shares of each Subsidiary of the Maker, and each Subsidiary formed or acquired by the Maker subsequent to the date hereof.

“Springing Collateral” means the Pledged Equity and the Initial Excluded Collateral.

“Springing Date” means the earlier of (a) the date of the closing of the Transactions and (b) the date the Convertible Notes are paid in full and terminated.

“Restricted Payment” means (a) the declaration or payment of any dividend or other distribution, direct or indirect, on account of any equity interests of the Parent or any of its Subsidiaries, now or hereafter outstanding, (b) the making of any repurchase, redemption, retirement, defeasance, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any equity interests of the Parent or any direct or indirect parent of the Parent, now or hereafter outstanding, (c) the making of any payment to retire, or to obtain the surrender of, any outstanding warrants, options or other rights for the purchase or acquisition of shares of any class of equity interests of the Parent, now or hereafter outstanding, (d) the return of any equity interests to any shareholders or other equity holders of the Parent or any of its Subsidiaries, or make any other distribution of property, assets, shares of equity interests, warrants, rights, options, obligations or securities thereto as such, (e) the payment of any management, consulting, monitoring or advisory fees or any other fees or expenses (including the reimbursement thereof by the Parent or any of its Subsidiaries) pursuant to any management, consulting, monitoring, advisory or other services agreement to any of the shareholders or other equityholders of the Parent or any of its Subsidiaries or other affiliates, or to any other Subsidiaries or affiliates of the Parent or (f) the prepayment, redemption, purchase, defeasement or otherwise satisfaction prior to the scheduled maturity thereof in any manner any unsecured Indebtedness of the Maker or any of its Subsidiaries that is subordinated in right of payment to the Secured Obligations expressly by its terms.

“Secured Obligations” means all of the obligations and liabilities of the Maker under this Note and the other Loan Documents, whether fixed, contingent, now existing or hereafter arising, created, assumed or incurred, and including, without limitation, any obligation or liability in respect of any breach of any representation or warranty and in respect of any rights of redemption or rescission.

“Senior Indebtedness” means all Indebtedness, liabilities and other obligations of the Maker under (a) the Loan and Security Agreement, dated as of March 8, 2021 (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and with the prior written consent of the Payee, the “Tencent Loan Agreement”), between Columbia River Investment Limited (“CRIL”) and the Maker, and (b) the Convertible Notes, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and with the prior written consent of the Payee.

“Subsidiary” is, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. References to a Subsidiary shall mean a Subsidiary of the Maker unless the context expressly provides otherwise; provided, that on and after the consummation of the Transactions, all references to a “Subsidiary” of or to the “Subsidiaries” of Parent herein or in any other Loan Document shall include the Maker.

“Trademarks” means any trademark and service mark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of the Maker connected with and symbolized by such trademarks.

“Transactions” means the closing of the transactions contemplated by the Merger Agreement.

“Voting Power” means, with respect to any Person, the exclusive ability to control, through the ownership of shares of capital stock, partnership interests, membership interests or otherwise, the election of members of the board of directors or other similar governing body of such Person; the holding of a designated percentage of Voting Power of a Person means the ownership or control of shares of capital stock, partnership interests, membership interests or other interests of such Person sufficient to control exclusively the election of that percentage of the members of the board of directors or similar governing body of such Person.

2. PAYMENTS

2.1 Principal, Interest and Premium. (a) The outstanding principal amount of this Note, together with all accrued and unpaid interest thereon, shall be due and payable in full on the Maturity Date. Interest on the outstanding principal amount of this Note shall accrue at the Interest Rate; provided, that, following the occurrence and during the continuance of an Event of Default, interest on the outstanding principal amount of this Note will accrue at the Default Rate. Interest on this Note shall accrue on a daily basis and shall be payable in immediately available funds in arrears (i) on each Interest Payment Date, (ii) concurrently with any voluntary or mandatory prepayments, to the extent accrued on the amount being prepaid and (iii) at maturity, including final maturity. All payments on this Note will be applied first to the payment of accrued interest and second to the payment of principal.

(b) The Maker may prepay, without premium or penalty (but subject to the immediately succeeding sentence), all or a portion of the amount due under this Note at any time prior to the Maturity Date on at least five (5) Business Days’ prior written notice to Payee. In the event of any voluntary prepayment of this Note prior to the Maturity Date or mandatory prepayment pursuant to Section 2.1(c), the Maker shall be required to also pay in cash to Payee on such prepayment date a make-whole premium equal to the sum of all payments of interest on the principal of the Loans being prepaid (including payments upon acceleration of the

Loans) prior to and including the Scheduled Maturity Date that would be due after the date of such prepayment up to and including the Scheduled Maturity Date with respect to such principal if no repayment of such principal were made prior to its scheduled due date; provided, that with respect to any mandatory prepayment pursuant to Section 2.1(c) in respect of any Permitted Equity Issuance that is consummated on or prior to the closing of the Transactions (or following the closing of the Transactions, subject to a binding commitment in respect thereof received prior to such closing), the interest rate used to calculate such make-whole premium shall be 5.00% per annum instead of the Interest Rate.

(c) In the event of any Permitted Equity Issuance or any other issuance of equity interests of the Maker after the date hereof pursuant to equity financing or fundraising of the Maker (“Other Equity Issuances”), the Maker shall, promptly on the same Business Day of receipt by the Maker or any of its Subsidiaries of the net cash proceeds from any such issuance, repay the Loans in an amount equal to one hundred percent (100%) of such net cash proceeds thereof until this Note is paid in full.

2.2 Manner of Payment. Principal and interest due under this Note will be payable, in U.S. Dollars, in immediately available funds, to Payee to its account at a financial institution designated by Payee in writing to the Maker. If any payment of principal or interest on this Note is due on a day that is not a Business Day, such payment will be due on the next succeeding Business Day. All payments shall be made without any offset, reduction or counterclaim whatsoever. The Maker shall pay, and gross up and indemnify the Payee (within 10 days after demand therefor) against, any taxes to the extent applicable (including taxes imposed on amounts payable under this Section 2.2) imposed on or with respect to any payment made by or on account of any obligation of the Maker under this Note, other than United States federal and applicable state income taxes of (and payable by) Payee.

2.3 Conditions Precedent to Closing. The Maker acknowledges and agrees that the agreement of Payee to advance initial Loans hereunder in the aggregate principal amount of $7,500,000 is subject to the satisfaction, or waiver by Payee, immediately prior to or concurrently with the making of such Loans, of the following conditions precedent: (i) the Maker has obtained all necessary consents and approvals to execute, deliver and perform this Note and to obtain the loans from Payee evidenced by this Note and to grant a first priority Lien over the Collateral in favor of the Payee as contemplated by Section 6 of this Note; (ii) the Maker has cooperated fully with Payee (including the delivery of all information requested by Payee) in connection with any due diligence conducted by Payee in connection with its making of the Loans evidenced by this Note; (iii) the representations and warranties of the Maker and its Subsidiaries contained in this Note shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein); (iv) no Event of Default or event, circumstance or condition which, with the giving of notice or passage of time or both, would constitute an Event of Default (each, a “Default”) shall have occurred and be continuing; (v) Payee shall have received written (A) irrevocable confirmation of the satisfaction (or waiver) of all closing conditions in Sections 9.1 and 9.3 of the Merger Agreement as applied to the SPAC other than the SPAC Stockholders’ Approval (as defined in the Merger Agreement), and (B) evidence of the agreement by the Maker to close under the Merger Agreement within one (1) Business Day of obtaining such SPAC Stockholders’ Approval; and (vi) the Maker has delivered all other documents, agreements, certificates and other items reasonably requested by Payee, each in form, scope and substance satisfactory to Payee.

2.4 Conditions Precedent to An Additional Loan. The Maker acknowledges and agrees that the agreement of Payee to a single advance of an additional Loan up to the aggregate principal amount of $7,500,000 after the date hereof but on or prior to June 30, 2022 (or such later date prior to the Scheduled Maturity Date as agreed to by Payee in its sole discretion) is subject to the satisfaction, or waiver by Payee, immediately prior to or concurrently with the making of such Loan, of the following conditions precedent: (i) the Maker has delivered a written borrowing request with respect to such Loan setting forth the amount being requested and the proposed borrowing date and certifying its compliance with the terms hereof; (ii) the representations and warranties of the Maker and its Subsidiaries contained in this Note shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein); (iii) no Default or Event of Default shall have occurred and be continuing on such date; (iv) the proceeds of such Loan shall be used only for the purposes set forth in Section 5.5(b); (v) the Maker has paid all reasonable costs and expenses of Payee incurred in connection with the making of such Loan; (vi) the Transactions shall have consummated; (vii) the Permitted Equity Issuance shall not have been consummated; (viii) Payee shall have received evidence in form and substance satisfactory to it that CRIL shall have agreed (A) to extend the maturity date of the Tencent Loan Agreement by at least an additional six (6) months, (B) that the proceeds of any Permitted Equity Issuance or any Other Equity Issuance, or any other amounts available to prepay the Tencent Loan Agreement, shall be used to prepay the Tencent Loan Agreement and the Secured Obligations on a pro rata basis, and (C) any other amendments to the terms of the Tencent Loan Agreement as agreed to by Payee, provided that the Maker acknowledges and agrees that in no event shall the Maker permit CRIL or any of its Affiliates or their respective successors or assigns to exercise the Company Warrant (as defined in the Merger Agreement) no earlier than thirty (30) days after the Effectiveness Date (as defined in the PIPE Subscription Agreements (as defined in the Merger Agreement)); and (ix) the Maker has delivered all other documents, agreements, certificates and other items reasonably requested by Payee, each in form, scope and substance satisfactory to Payee.

2.5 Uncommitted Incremental Loan. In the event the Transactions shall not have been consummated on or prior to December 30, 2021 and Section 2.4 is not applicable, the Maker may request, by written notice to Payee on or after December 31, 2021 until January 15, 2022, a single advance no later than January 31, 2022 of an additional Loan of up to the aggregate principal amount of $7,500,000, which Payee shall determine in its discretion, in consultation with the Maker, whether to advance such Loan under mutually agreeable conditions. Notwithstanding anything herein to the contrary, in no event shall the aggregate principal amount of the Loans under this Note exceed $15,000,000.

3. DEFAULTS

3.1 Events of Default. The occurrence of any one or more of the following events will constitute an event of default hereunder (“Event of Default”):

(a) If the Maker fails to pay when due any payment of principal of, interest on or other amounts payable under, this Note or the other Loan Documents when due and payable;

(b) The Parent or any of its Subsidiaries, under the laws of any jurisdiction, as applicable: (i) becomes insolvent or is unable to pay its debts as they become due; (ii) makes a general assignment for the benefit of its creditors; (iii) institutes a proceeding under any federal, state or foreign bankruptcy or insolvency law; or (iv) has instituted involuntarily against him any such proceeding that is not dismissed within 45 days thereafter;

(c) If the Parent or any of its Subsidiaries fails to comply with any other covenant contained in this Note or the other Loan Documents and such noncompliance continues unremedied for ten (10) days (except with respect to a failure to comply with Sections 5.3(a), 5.5, 5.6, 5.7, 5.8, 5.9, 5.10 and 6.8 for which there shall be no grace period);

(d) The Parent or any of its Subsidiaries (i) declares or seeks to have declared invalid or otherwise contests that this Note, the other Loan Documents or any related agreements or instrument is valid in whole or in part or (ii) institutes any proceeding or action to terminate or nullify this Note, the other Loan Documents or any related agreement or instrument other than in accordance with the respective terms thereof;

(e) Any representation or warranty made by the Parent or any of its Subsidiaries to Payee contained in Section 4 of this Note or in any other Loan Document shall be incorrect in any material respect on the date as of which made;

(f) The Maker (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) in respect of any Senior Indebtedness or any other Indebtedness in excess of $1,000,000 owed by the Maker to which the Maker is a party or by which the Maker or any of its property is bound beyond any grace period provided or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit (other than with respect to the Disclosed Defaults) the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity;

(g) a Change of Control has occurred; or

(h) if the Transactions are not consummated on or prior to the Scheduled Maturity Date as a result of the Maker’s failure to do so.

3.2 Remedies. Upon the occurrence of an Event of Default (unless waived in writing by Payee), (a) the entire unpaid principal amount of this Note, together with all accrued interest thereon, shall automatically become immediately due and payable and (b) Payee may exercise all rights and remedies it may have under this Note, the Collateral Documents, at law, at equity or otherwise.

4. REPRESENTATIONS AND WARRANTIES

The Maker represents and warrants to Payee, on the date hereof and the date of any other extension of Loans under this Note, as follows:

4.1 Legal Capacity. The Maker has the legal capacity to execute and deliver this Note and all related agreements and documents and to perform the covenants, duties and obligations described herein and therein. The Maker is a business company with limited liability duly incorporated, validly existing and in good standing in the British Virgin Islands and all other relevant jurisdictions and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Maker is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a Material Adverse Effect.

4.2 Validity and Enforceability. All action on the part of the Maker, its officers, managers and members necessary for the authorization, execution, authorization, sale, issuance and delivery of this Note and the performance of all obligations of the Maker hereunder has been taken. This Note has been duly executed and delivered by the Maker and is a valid, legal and binding obligation of the Maker, enforceable in accordance with its terms, except as enforceability may be limited by applicable insolvency and other laws affecting creditors’ rights generally or by the availability of equitable remedies. The Collateral Documents shall create a valid, perfected first priority security interest in the Collateral in favor of the Payee securing all amounts and other obligations owing by the Maker to the Payee under this Note and the other Loan Documents.

4.3 No Conflicts. The execution and delivery by the Maker of this Note and the performance by the Maker of its obligations hereunder do not and will not (a) violate, conflict with or require any consent pursuant to any existing law or regulation or any writ or decree of any court or Governmental Authority in any material respect, (b) violate any of its organizational documents or (c) conflict with, violate or constitute a default under any material contract, debt instruments or other document applicable to the Maker or require the imposition of any Lien on the assets of the Maker. The use of the proceeds of the loan evidenced by this Note shall comply in all respects with all laws, rules and regulations of any applicable Governmental Authority and will not subject Payee to any liability, penalty or fine, whether civil or criminal, of any applicable Governmental Authority. The Maker is in compliance in all material respects with all laws, rules and regulations of any Governmental Authority applicable to it, its properties and business.

4.4 Consents. The execution and delivery by the Maker of this Note and the other Loan Documents and the performance by the Maker of its obligations hereunder and thereunder do not and will not require any consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Authority or any other third party.

4.5 Litigation. Except with respect to the Disclosed Matter, there is no action, suit, proceeding or governmental investigation pending or, to the knowledge of the Maker, threatened against the Maker or any of its Subsidiaries or any of their respective assets which, if adversely determined, would have a Material Adverse Effect.

4.6 Acknowledgement. The Maker negotiated and received alternative proposals to the financing terms contained herein from third parties and acknowledges that the terms and conditions contained in this Note were more beneficial to the Maker than the terms of such alternative proposals, and this Note is in the best interests of the Maker and its shareholders.

4.7 Solvency. As of the date hereof, after giving effect to the making of the Loans under this Note and the application of the proceeds of such Loans: (a) the present fair value on a going concern basis of the assets of the Maker and its Subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value on a going concern basis of the property of the Maker and its Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business; and (c) in borrowing the Loan and entering into this Note, the Maker has no actual intent to hinder, delay or defraud any current or future creditor. For purposes of this Section 4.7 only, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

5. COVENANTS

From the date hereof and for so long as this Note shall remain outstanding, the Maker agrees, and shall cause it Subsidiaries to agree, that, unless Payee shall otherwise consent in writing prior to such action, the Parent and its Subsidiaries shall:

5.1 Financial Statements and Information. Deliver to Payee (i) as soon as available and in any event, with respect to each of the first three fiscal quarters of each fiscal year of the Maker, commencing with the fiscal quarter ending March 31, 2022, within five (5) days after the filing with the U.S. Securities and Exchange Commission of Quarterly Report on Form 10-Q (or such similar report to be filed for a “foreign private issuer” as defined by applicable United States federal securities laws) for such fiscal quarter (or, if not required to be filed with the U.S. Securities and Exchange Commission, in any event within forty-five (45) days after the end of such fiscal quarter), quarterly unaudited financial statements of the Maker, (ii) as soon as available and in any event no later than five (5) days after the filing with the U.S. Securities and Exchange Commission of the Annual Report on Form 10-K (or such similar report to be filed for a “foreign private issuer” as defined by applicable United States federal securities laws) of the Maker after the close of each fiscal year of the Maker, commencing with the fiscal year ending December 31, 2021 (or, if not required to be filed with the U.S. Securities and Exchange Commission, in any event within four (4) months after the close of each fiscal year), annual audited financial statements of the Maker, (iii) as soon as available and in any event within thirty (30) days after the end of each fiscal year, annual projections and budgets of the

Maker categorized by quarter, and (iv) promptly all financial and operational information with respect to the Maker as Payee may reasonably request without undue burden or cost to the Maker as reasonably determined by the Maker and Payee; provided, that for long as the Maker’s equity interests are listed on the Nasdaq exchange, the Maker’s prompt filing of any such annual report or quarterly report described in clauses (i) and (ii) above with the U.S. Securities and Exchange Commission shall satisfy the Maker’s obligations under such clauses.

5.2 Obligations and Taxes; Compliance with Law. (a) Pay all of its financial obligations arising after the date hereof promptly and in accordance with their terms and pay and discharge promptly when due all taxes imposed upon it or its income or profits or in respect of its property arising after the date hereof, before the same shall become delinquent or in default, provided, however, that the Maker shall not be required to pay and discharge any such tax or claim so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and such contest operates to suspend collection of the contested obligation or tax and enforcement of a Lien with respect thereto; and (b) comply with all material laws, rules and regulations of any Governmental Authority applicable to it, its properties and business.

5.3 Notice of Event of Default, Investigations, Violations, etc. Furnish to Payee as soon as possible, and in any event within five (5) Business Days after the Maker (a) becomes aware that a Default or an Event of Default has occurred, written notice specifying the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto; or (b) receives or produces any (i) financial statement, budget or other financial report or information pursuant to its bylaws or other organizational documents or (ii) other notice of any event, occurrence or other act that has or could reasonably result in a Material Adverse Effect.

5.4 Further Assurances. Upon the request of Payee, duly execute and deliver, or cause to be duly executed and delivered, to Payee such further instruments and do and cause to be done such further acts as may be necessary or advisable in the reasonable opinion of Payee to carry out the intent and purpose of the express provisions of this Note and the other Loan Documents.

5.5 Fundamental Changes. Not (a) merge, combine or amalgamate with any other Person (provided, that the Transactions may be consummated); (b) use the proceeds of the loan evidenced by this Note for any purpose other than (i) to consummate the Transactions and (ii) working capital and other general corporate purposes of the Maker until the completion of Transactions (provided, that all such uses shall not be materially different from the budget presented to and approved by the Payee); (c) enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired; or (d) take any other action under the bylaws or other organizational documents of the Maker that would be adverse to the interests of Payee.

5.6 Indebtedness. Not create, incur, assume or suffer to exist any Indebtedness except Indebtedness under (i) this Note, (ii) the Tencent Loan Agreement in an aggregate outstanding principal amount not to exceed $40,089,033, (ii) the Convertible Notes in an aggregate outstanding principal amount not to exceed the amount outstanding thereof as of the date hereof as disclosed in writing to the Payee on or prior to the date hereof and (iv) purchase money Indebtedness and Capital Leases in an outstanding aggregate principal amount not to exceed the amount outstanding thereof as of the date hereof as disclosed in writing to the Payee on or prior to the date hereof.

5.7 Liens. Not directly or indirectly create, incur, assume or suffer to exist any Lien on or with respect to any property or asset of any kind of the Parent or any of its Subsidiaries, whether now owned or hereafter acquired, or any income or profits therefrom, except Liens securing the Senior Indebtedness in an amount not to exceed the amount outstanding thereof as of the date hereof as disclosed in writing to the Payee on or prior to the date hereof.

5.8 Dispositions. Not dispose of any of its assets (whether now owned or hereafter acquired) or issue any of its equity interests to or in favor of any Person, except inventory in the ordinary course of business and other dispositions contemplated by a budget of the Maker that is duly approved by Payee; provided, that in the event the Maker makes any such disposition or issuance in contravention of this Section 5.8, the Maker shall use one hundred percent (100%) of the net cash proceeds thereof to repay the Note.

5.9 Restricted Payments. Not make any Restricted Payments.

5.10 Investments. Not make or own any investment (including, without limitation, acquisitions) in any Person except (i) investments made in third parties in the ordinary course of business in an aggregate amount not to exceed $10,000,000 with respect to each transaction or series of related transactions and (ii) acquisitions of Persons engaged in a similar business to the Maker, so long as such Persons become, or are merged into or consolidated with, a Subsidiary of the Maker and become guarantors under this Note.

6. SECURITY

6.1 Security. As collateral security for the Secured Obligations of the Maker hereunder, the Maker hereby grants to Payee a security interest in all of its right, title and interest in the Initial Collateral and, effective immediately and automatically on the Springing Date, the Springing Collateral, provided that Payee shall be entitled to recover and retain out of the Collateral only such amounts to which Payee is entitled under this Note and provided, further, that Payee shall remit to the Maker any funds from the Collateral that exceed the amounts to which Payee is entitled in accordance with this Note.

6.2 Perfection. Subject to Sections 6.1 and 6.8, no later than January 15, 2022 (or such later date as may be agreed by Payee in its sole and absolute discretion, the “Perfection Date”), the Maker shall have delivered to Payee evidence that the Maker and its Subsidiaries shall have: (a) executed and delivered to Payee, and file and record with any necessary filing offices, the Collateral Documents for the purpose of further establishing and perfecting Payee’s rights in and to the Collateral and as notice to third parties that the Maker has conveyed any interest that it may have in or to the Collateral, and shall provide Payee with executed copies of such Collateral Documents and evidence of such filing and record; (b) delivered to Payee opinion(s) of legal counsel in jurisdiction where any material portion of the Collateral is located, stating that the Collateral is validly secured in favor of Payee; (c) taken or caused to be taken any other action (including, without limitation, ordering customary lien searches and having necessary payoff letters), executed and delivered or caused to be executed and delivered the Collateral Documents and any other agreement, document and instrument and made or caused to be made any filing and recording required by Payee in order to create in favor of Payee a valid, perfected first priority Lien on the Collateral, subject only to the Liens securing the Senior Indebtedness; and (d) delivered to Payee a duly executed Intercreditor Agreement in form and substance reasonably satisfactory to Payee.

6.3 Collateral Documents. Maker hereby acknowledges that all of its obligations, whether monetary or otherwise, and liabilities to the Payee and the other Indemnified Parties under this Note and the other Loan Documents shall be secured as set forth in this Note and the other Collateral Documents. Without limiting the generality of the foregoing and notwithstanding anything to the contrary herein, Payee may, at any time after the Perfection Date, file with any necessary filing offices the Collateral Documents for the purpose of perfecting Payee’s rights in and to the Collateral and as notice to third parties that the Maker has conveyed any interest that it may have in or to the Collateral.

6.4 Intercreditor Agreement. Payee agrees to take such actions (including, but not limited to, entering into a pari passu intercreditor agreement) as are necessary to procure that this Note is pari passu to the Senior Indebtedness on terms reasonably satisfactory to Payee (the “Intercreditor Agreement”).

6.5 Ranking. By executing this Note, the Maker agrees, and Payee by accepting this Note agrees, that the Secured Obligations are, and shall be deemed, (a) pari passu in right of payment to the payment in cash of the Senior Indebtedness and (b) senior in right of payment to the payment in cash of existing and future unsecured Indebtedness, liabilities and obligations of the Maker.

6.6 Release. As soon as Payee shall have received the full amount due to it under this Note, the security interest granted under Section 6.1 will terminate.

6.7 Collateral Protection and Further Assurances. The Maker, upon the reasonable request of Payee, shall, at the Maker’s expense, execute and deliver such further instruments and take such further action in order to maintain and protect the first priority perfected security interest in the Collateral for the benefit of Payee, free and clear of any Liens (other than in respect of the Senior Indebtedness), including all further actions which are necessary or desirable to (x) enable Payee to enforce its rights and remedies under this Note and the other Loan Documents, and (y) effectuate the intent and purpose of, and to carry out the terms of, the Collateral Documents, including taking all actions required by applicable law in any relevant Uniform Commercial Code jurisdiction, or by other law as applicable in any foreign jurisdiction. Subject to Section 6.2, and without limiting its obligation to maintain and protect Payee’s first priority security interest in the Collateral, the Maker authorizes Payee to execute (to the extent, if any, that the Maker’s signature is required thereon), file and record financing statements and other filing or recording documents or instruments with respect to the Collateral in such form and in such offices as are necessary to perfect the security interests of Payee under this Note under each method of perfection required herein with respect to the Collateral; provided, that Payee does not hereby assume any obligation of the Maker to maintain and protect its security interest under this Section 6.7 or otherwise. The Maker shall, in connection therewith, deliver such proof of corporate action, incumbency of officers or other documents as are reasonably requested by Payee to evidence appropriate authority of the officers of the Maker signing or authorizing any such documents, instruments or filings.

6.8 Perfection Requirements. In the event that Payee and the Maker agree, in their mutual and reasonable discretion, that the granting or perfection of certain Liens hereunder in respect of any Subsidiary (a “Burdensome Subsidiary”) may cause such Burdensome Subsidiary to suffer a material, negative tax consequence (or any other undue burden or cost in light of the operations and/or assets of such Burdensome Subsidiary) to the Maker or one of its Subsidiaries, then Payee and the Maker shall work together in good faith as may be necessary to limit the perfection obligations hereunder and under any other Loan Documents with respect to such Burdensome Subsidiary; provided, however, that in all cases, the Maker shall grant to Payee at least the same collateral and at least the same level, scope and degree of perfection in respect thereof as provided by the Maker and its Subsidiaries to CRIL and its Affiliates in connection with the Tencent Loan Agreement. The Maker shall not enter into any additional, or modify any existing, agreements with any existing or future lenders with respect to any loans or securities (including, without limitation, the loans under the Senior Indebtedness) that have the effect of establishing rights in respect of collateral or otherwise benefiting such lender in a manner more favorable in any material respect to such lender or investor than the rights and benefits established in favor of Payee by this Note, unless, in any such case, Payee has been provided with such rights and benefits.

7. MISCELLANEOUS

7.1 Waiver. The Maker hereby waives presentment, demand, protest, and notice of dishonor and protest.

7.2 Assignment. The Maker may not assign or transfer any of its obligations under this Note or the other Loan Documents without the prior written consent of Payee, and Payee may not assign or transfer any of its obligations under this Note without prior written consent of the Maker.

7.3 Interest Rate Limitation. Notwithstanding anything to the contrary contained in this Note, the interest paid or agreed to be paid hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If Payee shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal remaining owed under this Note or, if it exceeds such unpaid principal, refunded to the Maker. In determining whether the interest contracted for, charged, or received by Payee exceeds the Maximum Rate, Payee may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of this Note.

7.4 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if and when (a) delivered personally, (b) mailed by first class registered or certified mail, return receipt requested, postage prepaid, on the date certified by the U.S. Postal Service to have been received by the addressee or (c) sent by electronic transmission, provided that sender personally calls the recipient and confirms receipt of such transmission, in each case as follows:

If to the Maker:

Nettar Group Inc.

Email: ceo@satellogic.com, gc@satellogic.com

Attention: Emiliano Kargieman

with copies (which shall not constitute notice) to:

Friedman Kaplan Seiler & Adelman LLP

7 Times Square

New York, NY 10036-6516

Email: glerner@fklaw.com

Attention: Gregg S. Lerner

and

Greenberg Traurig LLP

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Email: annexa@gtlaw.com

Attention: Alan I. Annex

If to Payee:

Cantor Fitzgerald Securities

c/o CFAC Holdings V, LLC

110 East 59th Street

New York, New York 10022

Email: CFV@cantor.com

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004

Email: ken.lefkowitz@hugheshubbard.com

Attention: Ken Lefkowitz

Either party may change or provide the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other notice in the manner herein set forth.

7.5 Headings. The article and section headings contained in this Note are inserted for convenience only and will not affect in any way the meaning or interpretation of this Note.

7.6 Governing Law, etc. This Note and the performance of the obligations of the Maker hereunder will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law principles. Each of the Parties agrees to (i) the exclusive jurisdiction of any state or federal court located in the County of New York, New York, (ii) service of process as permitted under the laws of the State of New York and (iii) WAIVE ANY RIGHT TO TRIAL BY JURY.

7.7 Entire Agreement. This Note, together with the Loan Documents and the documents referred to herein, constitutes the entire agreement and understanding between the Maker and Payee relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof.

7.8 Amendments and Waivers. No amendment, modification, waiver, replacement, termination, or cancellation of any provision of this Note will be valid, unless the same shall be in writing and signed by the Parties. No waiver by Payee of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

7.9 Severability; Counterparts. The provisions of this Note shall be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. This Note may be executed in counterparts which, when taken together, shall constitute a single document.

7.10 Expenses; Indemnity. The Maker will bear its own costs and expenses incurred in connection with the execution and delivery of this Note and the making of the loan by Payee evidenced hereby. The Maker shall pay on demand (a) all reasonable costs and expenses (including, without limitation, reasonable and documented attorneys’ fees) of Payee incurred in connection with the execution and delivery of this Note and the other Loan Documents and the making of the Loans and (b) all costs and expenses (including, without limitation, attorneys’ fees) of Payee incurred in connection with proceedings to enforce the

Maker’s obligations under this Note or any other Loan Document or any bankruptcy of the Maker or similar insolvency proceeding. The Maker hereby indemnifies and holds harmless, Payee and any of its directors, officers, employees, affiliates, agents, shareholders and any other related party (collectively, the “Indemnified Parties”) for any breach of the Maker’s obligations hereunder or any suit, proceeding, claim or investigation arising out of the Note or the other Loan Documents.

7.11 Register. The Maker shall maintain a register for the recordation of the name and address of Payee and the amount due (both principal and interest) hereunder. The register shall be available for inspection by Payee upon reasonable advanced notice. The Maker shall promptly reflect on the register all transfers and assignments of this Note made in compliance with the provisions of this Note. The entries in the register shall be conclusive evidence of ownership of this Note absent manifest error.

7.12 Drafting. The Maker hereby waives the benefit of any statute or rule of law or judicial decision which would otherwise require that the provisions of this Note be construed or interpreted most strongly against the party responsible for the drafting thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Maker has executed and delivered this Note as of the date first above written.

NETTAR GROUP INC.

/s/ Emiliano Kargieman
By:	Emiliano Kargieman
Title:	CEO

Accepted and Acknowledged by:

CANTOR FITZGERALD SECURITIES

/s/ Howard Lutnick
By:	Howard Lutnick
Title:	Chief Executive Officer

[Signature Page to Secured Promissory Note (Nettar)]